Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 16, 2017

VIA EDGAR TRANSMISSION

Ms. Angela Mokodean
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”) File Nos.: 33-12213 and 811-05037 Congress Small Cap Growth Fund (S000058028)

Dear Ms. Mokodean:

This correspondence is being filed in response to your June 13, 2017, comments provided to Lillian Kabakali of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 704 to its registration statement.  PEA No. 704 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on April 7, 2017, and is designated to become effective on June 21, 2017.  The purpose of PEA No. 704 was to register one new series with the Trust, the Congress Small Cap Growth Fund (the “Fund”), managed by Congress Asset Management Company, LLP (the “Advisor”).  The Trust plans on filing a post-effective amendment under Rule 485(b) on June 21, 2017 with the revisions discussed in the correspondence filed by the Trust on June 9, 2017 in response to your comments provided on April 26, 2017, and to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

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The Trust’s responses to your comments are as follows:

1.
The Staff notes that the registration statement for the Congress Small Cap Growth Fund is designated to become effective on June 21, 2017, prior to the closing of the reorganization of the Century Small Cap Select Fund.  Please provide a supplemental representation that the Trust will not sell securities of the Congress Small Cap Growth Fund pursuant to this registration statement unless and until the reorganization with the Century Small Cap Select Fund is effective.

The Trust responds by stating that the Trust will not sell securities of the Congress Small Cap Select Fund pursuant to this registration statement unless and until the reorganization with the Century Small Cap Select Fund is effective.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914‑7363.
Sincerely,
/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of Professionally Managed Portfolios

cc:      Domenick Pugliese, Esq., Schiff Hardin LLP